EXHIBIT 99.1

NEWS RELEASE

South Bow Announces Successful Open Season

CALGARY, Alberta, May 29, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) announces the successful outcome of its open season, which closed on March 30, 2026, securing 20-year binding commitments for firm transportation service from Hardisty, Alta., to U.S. delivery points.

South Bow will continue advancing its proposed Prairie Connector project toward a final investment decision (FID), targeted for mid-2027, while strictly adhering to the Company's risk preferences and capital allocation priorities. Next steps include acquiring remaining permits and government assurances for permit durability, advancing execution plans, finalizing cost estimates, engaging with communities, landowners, Indigenous groups, and other stakeholders, and securing financing. The FID will be subject to the satisfaction of these activities. The Company will provide more details regarding expected pre-FID activities and spending profile as part of its second-quarter 2026 disclosures.

"Achieving strong commercial support in the open season marks another critical milestone for our proposed Prairie Connector project and underscores the ongoing need for market access for Western Canadian crude oil to key demand and refining markets," said Bevin Wirzba, South Bow's chief executive officer. "We appreciate the significant commitment and confidence from our customers and look forward to advancing this project to support growth in secure and reliable Canadian energy."

Prairie Connector Project

If sanctioned, South Bow's proposed Prairie Connector project would extend from Hardisty, Alta., to the Canada-U.S. border, where it would connect to Bridger Pipeline LLC's downstream facilities. The Prairie Connector project includes the construction of approximately 380 kilometres of 36-inch pipeline and associated facilities, as well as leveraging approximately 150 kilometres of previously installed and preserved 36-inch pipeline and two pump stations.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the results of the open season, including the term of binding commitments for firm transportation service; expectations regarding the proposed Prairie Connector project, including its potential scope, route, connectivity, development, advancement, de-risking, and potential sanctioning; the anticipated timing of a FID, the conditions thereto, and whether a positive FID will be achieved; adherence to the Company's risk preferences and capital allocation priorities; the anticipated planning and development activities required to advance the project, including permitting and government assurances for permit durability, execution planning, cost estimation, stakeholder engagement, financing, and risk mitigation; the anticipated benefits of the project, including providing additional market access for Western Canadian crude oil; and the timing and content of future disclosures, including second-quarter 2026 updates.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; Western Canadian Sedimentary Basin crude oil supply; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the impacts of ongoing geopolitical events; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form for the year ended Dec. 31, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do—providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information

Investor Relations Martha Wilmot investor.relations@southbow.com	Media Relations Solomiya Martoiu communications@southbow.com